S TATEMENT OF F INANCIAL C ONDITION

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)
December 31, 2025
With Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43559

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 AND ENDING 12/31/25
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Tradition Securities and Derivatives LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

32 Old Slip - 28th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Gangi	212-791-6035	John.Gangi@Tradition.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
(Name – if individual, state last, first, and middle name)

Two Manhattan West	New York	NY	10001
(Address)	(City)	(State)	(Zip Code)

10/20/2003	185
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John Gangi__ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Tradition Securities and Derivatives LLC__ , as of __12/31__ , 2 __025__ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JACQUELINE A LOTZE
Notary Public - State of New York
NO. 01LO0011317
Qualified in Richmond County
My Commission Expires Jul 17, 2027

Signature:

Title: Financial and Operations Principal

Notary Public _Jacqueline A Lotze_ 2/27/2026

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2025

Contents



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors
Tradition Securities and Derivatives LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tradition Securities and Derivatives LLC (the Company) as of December 31, 2025, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2022.

New York, New York
February 27, 2026

KPMG LLP, a Delaware limited liability partnership, and its subsidiaries are part of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$ 26,622,550
Short-term Investments	14,983,728
Restricted cash	125,000
Deposits at clearing broker and clearing organizations	16,832,763
Commissions receivable, net of allowance of $106,245	21,687,439
Receivables from brokers, dealers, and clearing organizations	1,677,209
Due from affiliates	1,761,335
Other assets	1,412,223
Total assets	$ 85,102,247

Liabilities and member's capital

Liabilities:

Due to Parent	$ 11,192,897
Payables to brokers, dealers and clearing organizations	165,411
Accounts payable and accrued expenses	3,801,223
Due to affiliates	303,303
Total liabilities	$ 15,462,834
Member's capital	69,639,413
Total liabilities and member's capital	$ 85,102,247

The accompanying notes are an integral part of these financial statements.


Tradition Securities and Derivatives LLC.
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition

December 31, 2025


1. Organization and Description of Business

Tradition Securities and Derivatives LLC (TSD or the Company), is a Delaware limited liability corporation and a wholly owned subsidiary of Tradition America Holdings, Inc. (TAH or the Parent), which is, in turn, a wholly-owned subsidiary of Tradition Service Holdings S.A. (TSH), a company organized in Switzerland. TSH is a wholly-owned subsidiary of Compagnie Financière Tradition (CFT), a company also organized in Switzerland. TSD is registered as a broker-dealer with the Securities and Exchange Commission (SEC) under Section 15(b) of the Securities Exchange Act of 1934 and as an introducing broker with the Commodity Futures Trading Commission (CFTC). TSD is a member of the New York Stock Exchange, Financial Industry Regulatory Authority (FINRA), the Securities Investor Protection Corporation (SIPC), and the National Futures Association (NFA). FINRA is the firm's designated self-regulatory organization.

TSD is a broker of U.S. government securities and repurchase agreements, emerging market bonds and repurchase agreements, corporate fixed income securities, money market instruments, equity and preferred securities, equity and index options, mortgage back securities and municipal bonds. The Company is also a broker of over the counter equity and equity index derivatives, commodity derivatives, interest rate swaps, credit derivatives and various other currency related swaps and options. TSD self-clears certain transactions, necessitating membership in the National Securities Clearing Corporation, the Depository Trust Clearing Corporation, and the Fixed Income Clearing Corporation. Cash equity and other trades are conducted on an agency or riskless principal basis and are introduced on a fully disclosed basis to Pershing, LLC (the Clearing Broker). The Company has accounts with Mizuho Securities USA LLC to clear and execute various futures and commodity transactions, there weren't any transactions in 2025 related to these accounts. The Company does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, open customer transactions are not reflected in the accompanying Statement of Financial Condition.

2. Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) and in accordance with Accounting Standards Codification (ASC) as set forth by the Financial Accounting Standards Board.

2. Significant Accounting Policies (continued)

Basis of Accounting (continued)

The following paragraphs describe our significant accounting policies. These include any changes to our accounting policies required under U.S. GAAP, which became effective January 1, 2025.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements and accompanying notes are reasonable; however, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all money market funds, which maintain a net asset value of $1.00, and short-term, highly liquid investments that are readily convertible into cash and have original maturity dates of under three months to be cash equivalents. On December 31, 2025, the Company had $21.9 million of cash equivalents.

Short Term Investments

Short term investments include fixed income securities issued by the federal government, commonly referred to as Treasury Bills with original maturities of greater than ninety days, but less than one year. These are accounted for at fair value, and are reflected in the Statement of Financial Condition. On December 31, 2025, the Company had $15 million of financial assets at fair value.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2025

2. Significant Accounting Policies (continued)

Securities Transactions

Receivables from brokers, dealers and clearing organizations include amounts receivable for fails to deliver, cash deposits, amounts receivable from clearing organizations, and commissions receivable from broker-dealers. These transactions are recorded on a trade date basis. Payables to brokers, dealers and clearing organizations includes amounts payable for fails to receive and amounts payable to clearing organizations on open transactions.

Commissions Receivable

Commissions receivable represent amounts due from customers, which primarily consist of large financial institutions, hedge funds and other large organizations. Commissions receivable are reviewed by management on a regular basis. The allowance for credit losses from commissions receivable represent amounts we do not expect to collect over the asset's contractual life, considering past events, current conditions, as well as reasonable and supportable forecasts of future economic conditions. As the receivables are generally short-term in nature, forecasts of future economic conditions do not materially affect the allowance. The carrying amount of the asset is reduced through the use of an allowance.

Receivables, together with the associated allowance, are written off when there is no realistic prospect of future recovery. If, in a subsequent year, the amount of the estimated loss increases or decreases because of an event occurring after the loss was recognized, the previously recognized loss is increased or reduced by adjusting the allowance account.

Certain receivables are factored monthly on a non-recourse basis to the Parent.

Income Taxes

The Company is treated as a single-member limited liability company disregarded for U.S. federal income tax purposes. No income tax provision has been made in the accompanying Statement of Financial Condition since the Company is not subject to United States federal, state, or local income taxes.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2025

2. Significant Accounting Policies (continued)

Fair Value Measurements

ASC 820, *Fair Value Measurements* (ASC 820), provides a single definition of fair value together with a framework for measurement, and requires additional disclosure about the use of fair value techniques to measure assets and liabilities. ASC 820 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under ASC 820, fair value measurements are disclosed by level within that hierarchy.

Collateralized Financing Transactions

As part of its interdealer market riskless principal trading operations, the Company is a party to repurchase and reverse repurchase agreements which are matched on a trade-by-trade basis for maturity, underlying collateral, as well as other significant terms. The Company accounts for these transactions as collateralized financing. Repurchase agreements and reverse repurchase agreements with the same counterparty and same maturity are presented net in the Statement of Financial Condition when the requirements of Accounting Standard Codification (ASC) 210-20, *Offsetting*, are met.

Goodwill

ASC 350-20 *Goodwill* (ASC 350-20) requires management to perform an annual test for impairment. Under this guidance, the Company first assesses qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If more than fifty percent likelihood exists that the fair value is less than the carrying amount, then a two-step goodwill impairment test is performed.

The Company has performed its annual assessment of goodwill as of December 31, 2025, in accordance with the requirements of ASC 350-20 and did not note any factors requiring an adjustment. Goodwill is included in other assets on the Statement of Financial Condition.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2025

2. Significant Accounting Policies (continued)

Going Concern

ASC 205-40, *Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern,* requires management to explicitly evaluate for each reporting period whether there are conditions or events that raise substantial doubt about an entity's ability to continue as a going concern and provide related footnote disclosure in certain circumstances. No conditions existed that would raise substantial doubt about the Company's ability to continue as a going concern at the date these financial statements were available for issuance.

Financial Instruments- Credit Losses

ASC 326-20, *Financial Instruments-Credit Losses*, is applicable to financial instruments at amortized cost, including short-term financial instruments. ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses.

The Company's commission receivables from customer includes amounts receivable from institutional customers only and experiences infrequent credit loss. The allowance for credit losses was $0.1 million at December 31, 2025. The Company continually reviews the credit quality of its counterparty.

Segment Reporting

In the 2025 annual reporting, the firm adopted Accounting Standards Update (ASU) No. 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures* (ASU 2023-07) that was issued by the Financial Accounting Standards Board (FASB). This new standard requires an enhanced segment disclosure. For additional information, see Note 11 — Segment Reporting.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2025

2. Significant Accounting Policies (continued)

Recently Adopted Accounting Pronouncements

Beginning in 2025 annual reporting, the firm adopted ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, issued by the FASB in December 2023. This standard significantly expands income tax disclosure requirements, particularly affecting the effective tax rate (ETR) reconciliation and income taxes paid, with a focus on enhancing transparency for investors. Because the Company is a disregarded entity and is not subject to income taxes, certain disclosures required by ASU-2023-09, including the tabular reconciliation of statutory to effective tax rates and disclosures of income taxes paid by jurisdiction, are no applicable. Additionally, there are no material differences between the tax bases and the reported amounts of the Company's assets and liabilities that are required to be disclosed. The adoption of ASU 2023-09 did not have a material impact on the Company's Statement of Financial Condition.

3. Related Party Transactions

The Parent incurs substantially all operating costs of the Company, including compensation and benefits, business development, communications, general and administrative expenses, and global management fees assessed by the Company's ultimate parent, CFT, and in return charges the Company a management fee based on actual and allocated expenses.

The Parent pays all execution costs on behalf of and charges the Company based on actual costs incurred. During the year the Parent paid $8.4 million of execution fees on behalf of the Company, of which, $7.9 million was fully paid by the Company to the Parent and $0.5 million is included in due from affiliates on the Statement of Financial Condition at December 31, 2025.

On April 1, 2016, the Company entered into a "Sales and Servicing Agreement" with the Parent. Under this arrangement, commissions receivable outstanding for certain products at each month end are factored to the Parent on a non-recourse basis. The receivables are sold at a discount of 0.75%. The Company also charges a service fee of 0.25% for various administrative duties related to the invoicing and collection of the factored receivables. For the year ended December 31, 2025, the Company sold approximately $94.2 million of receivables to the Parent.

As an entity within the global Tradition organization, the Company has agreements with certain foreign affiliates to refer clients to each other and earns or pays a transaction based fee.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2025

3. Related Party Transactions (continued)

CFT charges the Company royalty fees equivalent to a percentage of total adjusted net revenues (as defined under a Trademark License Agreement), as adjusted for discretionary promotions granted by CFT, for the use of its registered trademark.

The Company is a broker firm participant of Tradition SEF LLC (Tradition SEF), an affiliate. Under this arrangement, Tradition SEF executes and is responsible for all pre and post trade reporting of all swap trades facilitated by the Company as required by the CFTC.

Tradition SEF requires all Tradition Group broker firm participants to deposit funds for use in meeting liquidity requirements. All deposits are refundable and non-interest bearing. Included in due from affiliates on the Statement of Financial condition at December 31, 2025 is $575,000 in connection with this arrangement.

The Company has agreements with Tradition London Clearing and TFS Derivatives HK, Ltd. (the "Affiliate(s)") under which the Company executes trades with the customers on behalf of the affiliates and self-clears certain transactions using its memberships with clearing houses. The affiliate is charged by the firm for any floor brokerage fees, as well as any exchange or clearing house fees, incurred for all transactions executed under this agreement. In relation to these services, the Company does not carry PAB accounts but has elected to compute a PAB reserve requirement for the benefit of these affiliates.

The Company maintains a separate reserve bank account for these amounts. At December 31, 2025, there was no required reserve as the Company had a net receivable from these affiliates of $13,430. This amount is included in due from affiliates on the Statement of Financial Condition.

At December 31, 2025, the Company held $125,000 in the reserve account, which is included in restricted cash on the Statement of Financial Condition.

Included in due to affiliates on the Statement of Financial Condition are commissions paid by counterparties to the Company on behalf of affiliates. The amounts are immaterial to the financial position of the Company and are included in the due to affiliates on the Statement of Financial Condition. The amounts due are non-interest bearing and payable on demand.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2025

3. Related Party Transactions (continued)

The Company's policy is to net receivables and payables from the same affiliate arising from separate arrangements when permitted under ASC 210-20, *Offsetting*. Related party balances related to the arrangements above included on the Statement of Financial Condition at December 31, 2025, are summarized as follows:

	Due from affiliates	Due to affiliates	Due to Parent
	$ -	$ -	$ 11,192,897
TSAF Paris	118,292		
Tradition SEF		119,715	
TFS Derivatives Ltd.	999,691		
SEF Liquidity Deposit	575,000		
Compagnie Financiere Tradition		87,796	
Tradition North America	54,921		
Tradition Chile		50,864	
Other Affiliates	13,431	44,928	
Total	**$1,761,335**	**$ 303,303**	**$ 11,192,897**

For the year ended December 31, 2025, the Company did not have any subordinated debt.

4. Deposits at Clearing Broker and Clearing Organizations

The Company is required to maintain deposits at the Clearing Broker and at clearing organizations in order to conduct its business. At December 31, 2025, the Company had deposits totaling $16.8 million, $7.8 million of which is in cash and $9.0 million of which is in short-term T-Bills, in relation to daily settlement requirements, including accrued interest with the Clearing Broker and clearing organizations.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2025

5. Receivables from and Payables to Brokers, Dealers and Clearing Organizations

Amounts receivable from and payable to brokers, dealers and clearing organizations at December 31, 2025, are comprised of the following:

	Receivables	Payables
Receivables from/payables to clearing organizations	$1,679,812	$165,411
Total	$ 1,679,812	$ 165,411

6. Regulatory Requirements

TSD is subject to the SEC's Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) as well as the CFTC's Regulation 1.17 (Regulation 1.17), which specify, among other requirements, minimum net capital requirements for registered broker-dealers. TSD elected to compute its net capital under the alternative method, which requires TSD to maintain minimum net capital, as defined, of the greater of the requirement under Regulation 1.17 of $45,000 and the requirement under Rule 15c3-1 of $1 million. Rule 15c3-1 provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 120% of the minimum net capital requirement. In addition, certain advances, payments of dividends and other equity withdrawals are subject to certain notification provisions of Rule 15c3-1.

At December 31, 2025, TSD had net capital of $44.3 million, which was $43.3 million in excess of the required net capital. Under the clearing arrangement with the Clearing Brokers, TSD is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2025, TSD was in compliance with all such requirements.

For the year-ended December 31, 2025, the Company only cleared transactions for two affiliate broker-dealers.

7. Contingencies

The Company is subject to various pending and potential legal and regulatory proceedings in the ordinary course of business, including claims, investigations, examinations, and other matters. These proceedings are inherently uncertain, and accordingly, management cannot predict with certainty the ultimate outcome, including timing of resolution, of these proceedings. In accordance with the current accounting standards for loss contingencies, TSD establishes reserves for legal

7. Contingencies (continued)

matters when it is probable that a loss associated with the matter has been incurred and the amount of the loss can be reasonably estimated. At December 31, 2025 there are no pending or potential matters and as such no legal reserve is established.

8. Off-Balance Sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company purchases and sells securities as both riskless principal and agent. For riskless principal transactions, if the counterparty to a transaction fails to fulfill its contractual obligation, the Company may incur a loss if the market value of the security is different from the contract amount of the transaction. In addition, the Company will enter into a matched transaction to purchase and sell securities; however, the Company may not be able to deliver the securities within the timing requested by the buyer. In this instance, the Company will deliver the securities to the buyer when the total amount has been aggregated.

The Company's policy is to continually monitor its market exposure and counterparty risk. The Company does not anticipate nonperformance by counterparties and maintains a policy of reviewing the credit standing of all parties with which it conducts business.

At December 31, 2025, the Company's cash was held at two major financial institutions, at which each account is insured up to $250,000 by the Federal Deposit Insurance Corporation (the FDIC).

Commissions receivable represents amounts due from the Clearing Broker and counterparties, which primarily consist of securities firms. At December 31, 2025, $0.6 million in commissions receivable is concentrated with one Clearing Broker and approximately $13.3 million or 63% is concentrated with eight counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. For transactions in which the Clearing Broker extends credit to introduced customers, the Company is contractually liable for amounts defaulted by customers to the Clearing Broker. The Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the Clearing Broker monitor required margin levels daily and pursuant to such guidelines, request introduced customers to deposit additional collateral or reduce securities positions when necessary.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2025

8. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

The Company has agreed to indemnify its Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company, the indemnified losses recognized by the Company during 2025 is not material.

Since 2002, all of the Company's repurchase agreements and reverse repurchase agreements have been with the Fixed Income Clearing Corporation (FICC). The Company is a netting member of the FICC which is an industry clearinghouse for resale and repurchase transactions. Throughout each business day, for every trade submitted to and matched by the FICC, the transaction is novated to the FICC and the FICC becomes the Company's counterparty. Such transactions meet the netting requirements of ASC 210-20 and therefore are reported on a net basis in the Company's Statement of Financial Condition.

The following table summarizes the gross amounts of repurchase and reverse repurchase agreements, amounts eligible for offset in accordance with the master netting arrangement with the FICC and net amounts reported on the Statement of Financial Condition at December 31, 2025:

	Gross amount of recognized assets/liabilities (000's)	Gross amount offset in the Statement of Financial Condition (000's)	Net amount of assets/liabilities present in the Statement of Financial Condition (000's)
Reverse repurchase agreements	$393,293,555	$ (393,293,555)	$ -
Repurchase agreements	$ (393,293,555)	$393,293,555	$-

At December 31, 2025, the majority of the repurchase and reverse repurchase agreements are for U.S. government fixed income debt securities, primarily U.S. Treasury obligations, with non-agency mortgage-backed debt securities being the second largest type of collateral. The majority of these transactions have overnight or other short-term maturity. Included in the underlying repurchase agreements are approximately $125.6 billion in overnight transactions and $234.1 billion with maturing in up to 30 days, $23.6 billion maturing in 30-90 days, and $10 billion maturing greater than 90 days.

8. Off-Balance Sheet Risk and Concentration of Credit Risk (continued)

Additionally, at December 31, 2025, the Company had approximately $98.3 billion (notional amount) of forward starting reverse repurchase agreements and $98.3 billion (notional amount) of forward starting repurchase agreements with matched principal, maturity, and other significant terms on a trade-by-trade basis. The Company accounts for these agreements as non-derivative commitments to lend or to borrow. The majority of these agreements were for U.S. government fixed income debt securities and were settled and cleared to FICC shortly subsequent to December 31, 2025. The majority of the underlying reverse repurchase and repurchase agreements have short-term maturity with $77 billion maturing within one month and the remaining $21.3 billion balance by December 31, 2026.

9. Guarantees

As described in Note 8, the Company has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2025, the total amount of customer balances maintained by its Clearing Broker and subject to such indemnification was insignificant. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

10. Goodwill

Goodwill of $350,000 is included in other assets on the Statement of Financial Condition. Goodwill was recorded in connection with the purchase of the assets of Asiel & Co. LLC effective June 30, 2000.

The Company completed its annual impairment analysis of goodwill as of December 31, 2025, and has determined that goodwill has not been impaired.

11. Fair Value of Financial Instruments

The Company discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to valuations based upon unobservable inputs that

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2025

11. Fair Value of Financial Instruments (continued)

are significant to the valuation (Level 3 measurements). This guidance provides three levels of the fair value hierarchy as follows:

Level 1: Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, at the measurement date, including inputs in markets that are not considered to be active; and

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The Company discloses amounts and reasons for transfers in and out of Level 1 and Level 2 fair value measurements as well as inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3, and information on purchases, sales, issuances and settlements on a gross basis in the reconciliation of activity in Level 3 fair value measurements.

A financial instrument's level within the fair value hierarchy is based upon the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market.

The fair values of other financial assets and liabilities carried at cost (consisting primarily of due from broker-dealers and clearing organizations, accounts receivable from contracts with customers, and reverse repurchase agreements) are considered to approximate fair value because they have limited counterparty credit risk and are short-term, replicable on demand, or bear interest at market rates. The majority of the other financial assets and liabilities carried at costs are categorized in Level 1.

Tradition Securities and Derivatives LLC
(A Wholly Owned Subsidiary of Tradition America Holdings, Inc.)

Notes to Statement of Financial Condition (continued)

December 31, 2025

11. Fair Value of Financial Instruments (continued)

The following table sets forth by level, within the fair value hierarchy, the Company's financial assets at fair value at December 31, 2025.

	Level 1	Level 2	Level 3	Total
Money market funds	$ 21,915,361	$ –	$ –	$ 21,915,361
United States Treasuries	14,983,728	$ –	$ –	$ 14,983,728
Total financial assets at fair value	$ 36,899,089	$ –	$ –	$ 36,899,089

There were no transfers between Level 1 and Level 2 measurements during the year ended December 31, 2025. There were no financial assets or liabilities in Level 2 or Level 3 as of December 31, 2025, or the year then ended.

12. Segment Reporting

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including principal transactions and agency transactions. The Company has identified its Chief Operations Officer as the chief operating decision maker. ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

13. Subsequent Events

The Company has evaluated subsequent events through the date of the Statement of Financial Condition was available to be issued and has noted no significant events since the date of the Statement of Financial Condition other than as disclosed below.

The Company declared and paid a distribution to its Parent of $5.5 million on February 25, 2026.